

May 8, 2018

Nader Pourhassan, Ph.D.
Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, WA 98660

      Re: CytoDyn Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 26, 2018
          File No. 000-49908

Dear Dr. Pourhassan:

    We have completed our review of your filing on May 7, 2018. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Steven Skolnick